UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL – SEADRILL ANNOUNCES FORBEARANCE AGREEMENTS

Hamilton, Bermuda, November 20, 2020 – Seadrill Limited (“Seadrill” or the “Company”) (OSE:SDRL, OTCQX:SDRLF) announces that it has entered into forbearance agreements with certain creditors in respect of the group’s senior secured credit facility agreements, as well as the leasing agreements for the West Hercules, West Linus and West Taurus.

Pursuant to the forbearance agreements, the consenting creditors have agreed not to exercise any voting rights to, or otherwise take actions, in respect of certain events of default that may arise under the senior secured credit facility agreements and leases as a result of the group not making certain interest and charter hire payments under the group’s senior secured credit agreements and leasing arrangements, until and including the earlier of 14 December 2020 and any termination of the forbearance agreements. Forbearance has not yet been agreed with respect to termination events that may arise under the Company’s New Secured Notes and a bilateral guarantee facility with Danske Bank. Without a forbearance in respect of the New Secured Notes and the bilateral guarantee facility with Danske Bank, a non-payment of interest under the agreements covered by the forbearance agreements that have been agreed could result in enforcement of a cross-default under such New Secured Notes and/or the guarantee facility with Danske Bank.

The purpose of the forbearance agreements is to allow the Company and its stakeholders more time to negotiate on the head terms of a comprehensive restructuring of its balance sheet. Such a restructuring may involve the use of a court-supervised process. The Company continues to evaluate capital structure proposals from its financial stakeholders; whilst no agreement has been reached at this point it is expected that potential solutions will lead to significant equitization of debt which is likely to result in minimal or no recovery for current shareholders.

FORWARD LOOKING STATEMENTS

This report on Form 6-K includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this report on Form 6-K. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 20, 2020	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)

3